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                                                               Exhibit (a)(5)(E)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

PHILLIP BRANT,                          :
                                        :
          Plaintiff,                    :
                                        :
v.                                      :
                                        :          CA 18921-NC
JEFFREY M. HELLER; LEO J. THOMAS;       :
D. GILBERT FRIEDLANDER; J. DAVIS        :
HAMLIN; WILLIAM P. WEBER; GEORGE        :
M. ABIGAIL; ANTHONY J. AFFUSO;          :
PAUL J. CHIAPPARONE; ELECTRONIC         :
DATA SYSTEMS CORPORATION; and           :
UNIGRAPHICS SOLUTIONS INC.,             :
                                        :
          Defendants.                   :

                             CLASS ACTION COMPLAINT
                             ----------------------

     Plaintiff, by and through plaintiff's attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                  THE PARTIES
                                  -----------

     1. Plaintiff is the owner of Class A common stock of Unigraphics Solutions Inc. ("Unigraphics" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Unigraphics is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 10824 Hope Street, Cypress, California. The Company develops, markets, and supports mechanical computer-aided design, manufacturing, and engineering software.

     3. Defendant Electronic Data Systems Corporation ("EDS") is a Delaware corporation with its principal executive offices located in Plano, Texas. EDS is a professional
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services firm which offers services within the categories of systems and technology services, business process management, management consulting and electronic business. As of April 3, 2001, EDS owned all 31.2 million shares of the Company's Class B common stock, which is entitled to 10 votes per share on all matters submitted to shareholder vote. By virtue of its Class B common stock holdings, EDS controls approximately 98.4% of the voting power of the Company, and is in a fiduciary relationship with plaintiff and the other public stockholders of Unigraphics, and owes plaintiff and the other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

     4. Defendant Jeffrey M. Heller ("Heller") is and at all times relevant hereto has been a director of Unigraphics. Heller is also Vice Chairman of EDS.

     5. Defendant D. Gilbert Friedlander ("Friedlander") is and at all times relevant times has been a director of Unigraphics. Friedlander is also Senior Vice President, General Counsel and Corporate Secretary of EDS.

     6. Defendant J. Davis Hamlin ("Hamlin") is and at all relevant times has been a director of Unigraphics. Hamlin served as Senior Vice President, Chief Financial Officer, and a director of EDS until his retirement in 1994.

     7. Defendant George M. Abigail ("Abigail") is and at all relevant times has been a director of Unigraphics. Abigail also serves as Vice President of Corporate Business Development at EDS, as well as Chairman of the Strategic Investment Committee of EDS.

     8. Defendant Anthony J. Affuso ("Affuso") is and at all relevant times has been President, Chief Executive Officer, and a director of Unigraphics. Affuso held various executive positions with EDS from 1989 through 1997.

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     9.   Defendant Paul J. Chiapparone ("Chiapparone") is and at all relevant times has been Chairman of the Board of Unigraphics. Chiapparone is also Executive Vice President of Operations with EDS.

     10. Defendant Leo J. Thomas and William P. Weber are and have been at all relevant times directors of Unigraphics.

     11. The defendants referred to in paragraphs 4 through 10 are collectively referred to herein as the "Individual Defendants."

     12. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Unigraphics, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     13. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf all holders of the securities of Unigraphics, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     14.  This action is properly maintainable as a class action.

          a) The Class is so numerous that joinder of all members is impracticable. As of April 3, 2001, there were approximately 5.1 million shares of Unigraphics Class A common stock outstanding owned by hundreds if not thousands of public shareholders.

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          b)   There are questions of law and fact which are common to the Class including, inter alia, the following:
           ----- ----

               i) whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Unigraphics' public stockholders; and

               ii) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

          c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     15. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     16. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                                       4
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                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     17. On or about May 23, 2001, EDS announced an agreement to purchase Structural Dynamics Research Corporation ("SDRC") for approximately $950 million in cash, or $25.00 a share. Concurrent with the SDRC purchase, EDS announced that it will offer to buy the remaining 14 percent of Unigraphics that is publicly held. The offers to the Class A shareholders of Unigraphics contemplates a price of $27.00 a share or total cash of approximately $170 million.

     18. Both Unigraphics and SDRC would be combined under the Unigraphics name to become EDS' fifth line of business. Defendant Affuso would become president of the new line of business.

     19. EDS has timed the proposal to freeze out Unigraphics' Class A shareholders in order to capture for itself Unigraphics' future potential without paying an adequate or fair price to the Company's public shareholders.

     20. EDS timed the announcement of the proposed buyout to place an artificial lid on the market price of Unigraphics' Class A common stock so that the market would not reflect Unigraphics' improving potential, thereby purporting to justify an unreasonably low price.

     21. EDS has access to internal financial information about Unigraphics, its true value, expected increase in true value and the benefits of 100% ownership of Unigraphics to which plaintiff and the class members are not privy. EDS is using such inside information to benefit itself in this transaction, to the detriment of the Unigraphics' public stockholders.

     22. EDS has clear and material conflicts of interest and is acting to better its own interests at the expense of Unigraphics' public shareholders. EDS has voting control of the Company and controls its proxy machinery. EDS has selected and/or controls the Company's

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directors, with these directors beholden to EDS for their offices and the valuable perquisites which they enjoy therefrom.

     23. EDS is engaged in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, EDS and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     24. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     25.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminary and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

     C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;

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     F.   Granting such other and further relief as this Court may deem just and proper.

DATED:  May 24, 2001

                                             ROSENTHAL, MONHAIT, GROSS
                                                  & GODDESS, P.A.


                                             By: ______________________________
                                                 Mellon Bank Center
                                                 Suite 1401
                                                 P.O. Box 1070
                                                 Wilmington, DE  19899
                                                 (302) 656-4433
                                                 Attorneys for Plaintiffs

Of Counsel:
FARUQI & FARUQI
320 E. 39th Street
New York, NY  10016
(212) 983-9330

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